Multiple Sclerosis (MS)-Patients benefit from high dose therapy with Betaferon (R)

Berlin, Germany, June 21, 2001. Schering AG (FSE: SCH; NYSE: SHR) informed today that at a symposium during the World Congress of Neurology (WCN) on June 21, 2001 in London the experience gained in clinical studies with high dose Betaferon(R) [interferon beta-1b; trade name in the US and Canada: Betaseron(R)] was highlighted. The database comprises now over 4,500 patient treatment years.

"The unsurpassed efficacy of high dose Betaferon(R) therapy has led to the worldwide approval for relapsing-remitting MS and registration for treatment of secondary-progressive MS in Europe, Canada, Australia and also for all forms of MS in Japan" said Professor Guenter Stock, member of the Executive Board of Schering AG responsible for research and development.

Later this year the BENEFIT Study (BEtaferon In Newly Emerging MS For Initial Treatment), a trial in patients, who had their first event indicative of MS (i.e. 'early MS', not yet clinically definite diagnosis) with Betaferon(R), will be started to investigate the effects of 8 MIU administered every other day. BENEFIT will study the optimal dose for interferon therapy in patients with early MS in a controlled study. In addition, BENEFIT should give researchers insight into the long-term impact of early treatment and may allow them to investigate new diagnostic criteria for MS in a rigorous way.

The rationale for this high-dose therapy with frequent administration is based on pharmacological studies and on the results of the first randomized head-to-head comparison between Betaferon(R) and Avonex(R) (interferon beta-1a).

This first INdependent COMparison of INterferon (INCOMIN) Study supported by the Italian MS Society and Ministry of Health compared the treatment effects of Betaferon(R) at the standard subcutaneous dosing regimen of 8 MIU every other day to the treatment with 6 MIU interferon beta-1a (Avonex(R)) administered intramuscular once a week. The preliminary analysis of the randomized trial after 1 year of treatment suggests that Betaferon(R) reduced signs of disease activity more effectively than Avonex(R) during the six- to 12- month period after initial treatment in patients with relapsing-remitting MS. This confirmed the expectations of the scientific community based on the indirect comparison of the pivotal Phase III results.

Based on the recognized leadership in the development of interferon therapies, Schering AG is investigating 3 oral compounds for MS treatment in clinical development. The 3 compounds - CCR 1 antagonist, PDE IV inhibitor (Mesopram) and cytokine antagonist - target separate as well as overlapping immunological pathways important in the pathophysiology of MS.

The CCR 1 antagonist is currently in phase I of clinical development. The PDE IV inhibitor (Mesopram) and the cytokine antagonist have already advanced to phase II clinical studies.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de
Berlin, Germany, June 21, 2001
Schering AG
Corporate Communication

For further information please contact:

Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 12431;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Dr Florian Boehle - Pharma Communication:
Tel.: +49-30-468 114 32;
Fax: +49-30-468 167 10;
e-mail: florian.boehle@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de